Universal Compression Partners, L.P.
4444 Brittmoore Road
Houston, Texas 77041-8004
October 4, 2006
Via EDGAR and Overnight Mail
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street NE
Washington, DC 20549

Re:	Universal Compression Partners, L.P. Amendment No. 2 to Registration Statement on Form S-1 Filed September 20, 2006 File No. 333-135351
Dear Mr. Owings:
     On September 27, 2006, Universal Compression Partners, L.P. (the “Partnership” or “we”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Registration Statement”).
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. This letter sets forth the responses of the Partnership to the Staff’s comments with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as provided in the Staff’s comment letter.
     All page references we use in our responses to the Staff’s comments refer to the pages of Amendment No. 3.

1.	Please refer to comment 12 in our letter dated September 15, 2006. As requested previously, please revise to clarify that Universal Compression will be an underwriter for shares issued upon exercise of the over-allotment option.
     Response: We have revised the Registration Statement as requested. Please see page 139.

2.	Please file your tax and legal opinions as soon as practicable.
     Response: We have filed legal and tax opinions of our counsel, Vinson & Elkins L.L.P., as exhibits 5.1 and 8.1 to the Registration Statement.

     Should the Staff have any questions or comments, please contact the undersigned at 713-335-7000 or Douglas McWilliams at 713-758-3613.

Very truly yours, UNIVERSAL COMPRESSION PARTNERS, L.P.
By:	/s/ Ernie L. Danner
Ernie L. Danner
Executive Vice President

cc:	Matthew Benson (Commission) Ellie Quarles (Commission) Adam Phippen (Commission) William Thompson (Commission) Douglas McWilliams (Vinson & Elkins L.L.P.)